SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BRUSSELS CHICAGO DALLAS FRANKFURT
HONG KONG LONDON LOS ANGELES NEW YORK
SAN FRANCISCO
SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

FOUNDED 1866


06014847

Our Ref: 22277-00002

June 28, 2006


SEC MAIL
RECEIVED
PROCESSING
JUL 03 2006
WASH, D.C.
199
SECTION

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
JUL 05 2006
THOMSON
FINANCIAL

HK1 359822v.1



News Release

Nanhai II Confirmed a New Drilling Contract in the Overseas Market

(27 June, 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced today that it has successfully signed a supplemental agreement with Malaysian firm Genting Oil & Gas Limited ("GOGL"), pursuant to which, "Nanhai II", a semi-submersible drilling rig, will provide drilling services to GOGL.

For this project, "Nanhai II" will operate in the Natuna Sea of Indonesia. According to the contract, "Nanhai II" is scheduled to be tugged to the designated location from Singapore at the end of June. Operation will commence in July and the contract is expected to be completed in mid October. GOGL will be responsible for the mobilization and demobilization costs, and operation fees will be charged on day-rate basis.

In obtaining this new contract, the Company has demonstrated that its operating capabilities and standards are increasingly recognized and approved of by international clients, and the Company's brand name has gradually built up recognition in its target overseas market. This contract will contribute significantly to the Company's overseas operations, and accelerate the achievement of the Company's overseas expansion goal for 2006.

Mr. Yuan Guangyu, CEO and President of COSL, said, "Market and client diversification, and internalization are the keys to the expansion of COSL's scale of operations, the heightening of its development quality, enforcement of its risk tolerance, and establishment of a strong and reputable brand name. The signing of the new "Nanhai II" contract is another leap towards COSL's goal of overseas expansion."

In addition, Mr Li Yong, COSL's COO and Executive Vice President noted, "International development is one of the four key business strategies of COSL. In 2006, we will put more efforts to increase the revenue contribution of our international business. Since commencement of its operations in the overseas market, "Nanhai II" has received positive feedback from clients due to its service quality. It has helped COSL enlarge its influence in the international market and has paved the way to the international market for COSL's other businesses. Through signing this contract, GOGL has effectively demonstrated its faith in COSL's service and management quality, and for this we are grateful. We will adhere to a "win-win" philosophy and will provide first-grade services to our clients. We will put forth our best efforts to bring COSL into the international arena and become a top oil services company."

- End -

About Genting Oil & Gas Limited:

Genting Oil & Gas Limited ("GOGL") is an independent oil and gas exploration and production company with international operations. It is based in Kuala Lumpur, Malaysia, and has branch offices in Jakarta, Indonesia, and in Beijing and other cities in China. Since its establishment in 1996, GOGL has undertaken a number of international oil and gas exploration, development and production projects in several countries. GOGL is always active in its search for new opportunities that can add value or synergy to its parent company, Genting Berhad.

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at December 31, 2005, COSL operated 14 drilling rigs, including 10 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 68 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd
Natalie Tam/ Antonia Au/ Katie Tsui/ Billy Yeung
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6752
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/
katie.tsui@iprogilvy.com / billy.yeung@iprogilvy.com


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